EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges1

	Six months ended 30 September
	2017	2016
	€m	€m

Financing costs per consolidated income statement[2]	181	675
One third of rental expense	649	407
Interest capitalised	—	—
Fixed charges	830	1,082

Profit before taxation	2,159	1,392
Share of results of equity accounted associates and joint ventures	58	(73)
Fixed charges	830	1,082
Dividends received from associates and joint ventures	284	3
Interest capitalised	—	—
Earnings	3,331	2,404

Ratio of earnings to fixed charges	4.0	2.2

Notes:

1            All of the information presented in this exhibit is unaudited.

2            Fixed charges include (1) interest expensed (2) interest capitalised (3) amortisation of premiums, discounts and capitalised expenses related to indebtedness, and (4) an estimate of the interest within rental expense. These include the financing costs of subsidiaries. Fixed charges include net foreign exchange gains arising from net foreign exchange movements on certain intercompany loans of €302 million for six months ended 30 September 2017 (six months ended 30 September 2016: €239 million gain) and interest expense on settlement of outstanding tax issues of €33 million for the six months ended 30 September 2017 (six months ended 30 September 2016: €31 million).